UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Avistar Communications Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

05379X208

(CUSIP Number)

R. Stephen Heinrichs
P.O. Box 9093
Incline Village, NV  89452
Telephone:  (775) 691-2217

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05379X208

1.	Names of Reporting Persons R. Stephen Heinrichs.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF & OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,286,460

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,286,460

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,286,460

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.32%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

This Amendment No. 3 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2003 (the “Original Schedule 13D”) and amended on July 14, 2004 (“Amendment No. 1”) and on February 11, 2005 (“Amendment No. 2”) by R. Stephen Heinrichs.  This Schedule 13D relates to shares of common stock, $0.001 par value per share of Avistar Communications Corporation, a Delaware corporation (the “Issuer”), with its principal executive office at 555 Twin Dolphins Drive, Third Floor, Redwood Shores, California  94065.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background

(a) This Amendment is being filed by R. Stephen Heinrichs.

(b) Mr. Heinrichs’ address is P.O. Box 9093, Incline Village, Nevada 89452.

(c) Until April 2001, Mr. Heinrichs was employed by the Issuer as its Chief Financial Officer and Secretary.  Mr. Heinrichs is presently retired and is no longer employed by the Issuer.  Mr. Heinrichs serves as a member of the board of directors of the Issuer.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and misdemeanors).

(e) During the past five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding the Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f)  Mr. Heinrichs is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

The ownership of shares of the Issuer’s common stock previously reported in the Original Schedule 13D and in Amendments No. 1 and No. 2 is hereby amended to include the following information:

The Issuer sold $7,000,000 in principal amount of the Issuer’s 4.5% Convertible Subordinated Secured Notes due 2010 (the “Notes”). The Notes were sold pursuant to a Convertible Note Purchase Agreement, dated as of January 4, 2008 (the “Purchase Agreement”), among the Issuer, Mr. Heinrichs and certain other investors (the “Purchasers”).  Mr. Heinrichs purchased $1,000,000 in principal amount of the Notes for investment purposes using his personal funds.

The Notes have a two year term and will be due on January 4, 2010.  The Notes may not be prepaid or redeemed prior to maturity.  Interest on the Notes will accrue at the rate of 4.5% per annum and will be payable semi-annually in arrears on June 4 and December 4 of each year, commencing on June 4, 2008.  From the one year anniversary of the issuance of the Notes until maturity, the holders of the Notes will be entitled to convert the Notes into shares of common stock of the Issuer at an initial conversion price per share of $0.70.  The conversion price of the Notes is subject to adjustment in the event of (1) stock splits and combinations of the Issuer’s common stock, (2) dividends of common stock on the Issuer’s common stock, (3) issuances of rights or warrants to purchase common stock at less than the current market price, and (4) certain distributions or dividends of capital stock, indebtedness, cash or assets.  In addition, the Notes contain a broad-based weighted average anti-dilution provision pursuant to which the conversion price of the Notes is subject to adjustment in the event that the Issuer issues shares of its common stock or securities convertible into common stock for a price per share less than the then effective conversion price of the Notes.  The Notes further provide that unless and until the Issuer receives any necessary stockholder approval, no anti-dilution adjustment shall cause the conversion price to be less than $0.35 (as adjusted for stock splits, combinations, reclassifications or similar events).

The Notes issued pursuant to the Purchase Agreement were offered and sold to the Purchasers without being registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on applicable exemptions from the registration requirements of the Securities Act.  Subject to certain exceptions and limitations, the Issuer has agreed to register the shares of common stock issuable upon conversion of the Notes in the event that the Issuer elects to register shares for its own account or for the account of other stockholders under the Securities Act prior to January 4, 2011.

The Purchase Agreement and the Security Agreement contain customary events of default that include, among other things, non-payment defaults, covenant defaults, inaccuracy of representations and warranties, cross-defaults to other indebtedness and bankruptcy and insolvency defaults.  The occurrence of an event of default could result in the acceleration of the Issuer’s obligations under the Notes.  The Notes further provide that if any amount of principal, other than interest, on the Note which is not paid when due will result in a late charge being incurred and payable by the Issuer in an amount equal to interest on such amount at the rate of twelve (12%) percent per annum from the date such amount was due until the same is paid in full.

The foregoing description of the Notes, the Purchase Agreement and the Security Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Note, the Purchase Agreement and the Security Agreement, which are filed as exhibits to the Issuer’s Current Report on Form 8-K filed with the Commission on January 9, 2008.

Item 4.  Purpose of the Transaction

The Company intends to use the net proceeds from the issuance of the Notes for working capital, capital expenditures and other general corporate purposes.

Item 5.  Interest in Securities of the Issuer

(a)                                 Mr. Heinrichs beneficially owns 5,294,887 shares of the Issuer’s common stock, including 5,020,952 shares held in a revocable trust and 265,508 shares held in an investment corporation, or 15.3% of the 34,495,932 shares of Issuer’s common stock outstanding as of December 19, 2007.  Mr. Heinrichs has the sole power to vote, direct the vote, dispose and direct the disposition of such shares of the Issuer’s common stock.

                                                Mr. Heinrichs also beneficially owns $1,000,000 principal amount of 4.5% convertible subordinated secured promissory notes due 2010 that are expected to become convertible into common stock of the Issuer on January 4, 2009.  Mr. Heinrichs has the sole power to dispose and direct the disposition of such notes.

(b)                                 There is no shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition, of any shares of common stock referenced in paragraph 5(a).

(c)                                  Mr. Heinrichs has not engaged in any transactions in the common stock of the Issuer during the past 60 days.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Mr. Heinrichs has entered into revocable trust agreements for estate planning purposes through which he owns a substantial majority of his interests in the Issuer.  Mr. Heinrichs has the sole voting and dispositive power over shares held by his revocable trusts and may revoke such trusts at his sole discretion.

Mr. Heinrichs currently holds options to purchase common stock of the Issuer totaling 150,000 shares, of which options to purchase 79,165 shares are exercisable within 60 days of December 31, 2007.

Item 7.  Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ R. Stephen Heinrichs
R. Stephen Heinrichs

Date: January 23, 2008